UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

Commission File Number:  000-50275

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q
☐ Form N-SAR

For Period Ended:  December 31, 2011

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  BCB Bancorp, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 104-110 Avenue C
City, State and Zip Code: Bayonne, New Jersey 07002

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Management of BCB Bancorp, Inc. (the “Registrant”) has determined that the Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 by the due date of March 15, 2012 as management is in the process of completing their assessment of the effectiveness of internal control over financial reporting pursuant to the requirements of Section 404(a) of Title IV of the Sarbanes-Oxley Act of 2002.  In addition the registered public accounting firm is in the process of finalizing its audit of the Registrant’s  internal control over financial reporting pursuant to the requirements of Section 404(b) of Title IV of the Sarbanes-Oxley Act of 2002 and its audit of the Registrant’s consolidated financial statements for the year ended December 31, 2011. It is expected that the Registrant will be able to make the filing within the 15-day extension permitted by the rules of the U.S. Securities and Exchange Commission.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Donald Mindiak	(201)	823-0700
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes           ☐ No

(3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☐ Yes        ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BCB Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2012	By:	/s/ Kenneth D. Walter
Kenneth D. Walter
Chief Financial Officer